SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Oakmont Acquisition Corp.
(Name of Issuer)

Common Stock, 0.0001 par value per share
(Title of Class of Securities)

68831P106 (Common Stock)
(CUSIP Number)

August 11, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 48241R108                                                                                                                                                                                                                                   Page of 2 of 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Azimuth Opportunity, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 530,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 530,500
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 530,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ❒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON* OO (An international business company organized under the laws of the British Virgin Islands)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 48241R108                                                                                                                                                                                                                           Page of 3 of 6

Item 1.

(a) Name of Issuer:

Oakmont Acquisition Corp. (the “Company”)

(b) Address of Issuer's Principal Executive Offices:

33 Bloomfield hills Pkwy, Suite 240
Bloomfield Hills, MI 48304

Item 2.

(a) Name of Person Filing:

Azimuth Opportunity, Ltd.

(b) Address of Principal Business Office or, if none, Residence:

Azimuth Opportunity, Ltd.
c/o WSmiths Finance
Nemours Chambers
P.O. Box 3170
Road Town, Tortola
British Virgin Islands

(c) Citizenship:

British Virgin Islands

(d) Title of Class of Securities:

Common Stock, 0.0001 par value per share (“Common Stock”).

(e) CUSIP Number:

68831P106 (Common Stock)

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Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of the date of this filing, the Reporting Person beneficially owns 530,500 shares of Common Stock.

(b) Percent of class:

5.0% of the Company's Common Stock, which percentage was calculated based on a figure of 10,575,166 shares of Common Stock outstanding as of June 30, 2006, as reported in the Company's Current Report on Form 10QSB dated as of August 14, 2006.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 530,500

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 530,500

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security    Being Reported on By the Parent Holding Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

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Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2006

            AZIMUTH OPPORTUNITY, LTD.

            By: /s/ Deirdre M. McCoy
                  Name: Deirdre M. McCoy
              Title: Corporate Secretary